Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona Mining Limited (“Sayona”) intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona.  Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction.  No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont Lithium Inc. (“Piedmont”) and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at www.sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058.  Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2023 Annual Report on Form 10-K filed with the SEC on February 29, 2024, available at www.Piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://Sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

The following is a presentation released by Sayona Mining Limited on the Australian Securities Exchange on November 28, 2024.

2024 AGM 28 November 2024 ASX:SYA | OTCQB:SYAXF

Important Information and Disclaimer

Important Information and Disclaimer

The Presentation does not purport to be all-inclusive or to contain all the information that you or any other party may require to evaluate the prospects of the Company. The information in this Presentation should be read in conjunction with Sayona's other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange (ASX), which are available at www.asx.com.au, as well as Piedmont's periodic and continuous disclosure announcements filed with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov.

To the fullest extent permitted by law, the Company and its affiliates, related bodies corporates, officers, employees, partners, agents and advisers make no representation or warranty (express or implied) as to the currency, accuracy, reliability, reasonableness or completeness of the information in this Presentation and expressly disclaim all responsibility and liability for any loss or damage arising in respect of your reliance on the information contained in this Presentation (including your reliance on the accuracy, completeness or reliability of that information), or any errors in or omissions from this Presentation, including any liability arising from negligence.

The content of this Presentation is provided as at the date of this Presentation (unless otherwise stated). Certain information in this Presentation has been sourced from Piedmont, its representatives or associates. While steps have been taken to review that information, no representation or warranty, expressed or implied, is made in this Presentation as to the fairness, accuracy, correctness, completeness or adequacy of that information.

Financial information and forward-looking statements

All financial information in this Presentation is in Australian Dollars ($ or AUD) unless otherwise stated. This Presentation contains "forward looking statements" concerning the financial conditions, results of operations and business of Sayona. All statements other than statements of fact or aspirational statements, are or may be deemed to be "forward looking statements".

Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "continue", "outlook", "predict", "contemplate", "forecast", "likely", "believe", "target", "will", "could"," "would", "should", "potential", "may" and "guidance", or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, future or anticipated production or construction commencement dates and expected costs, resources and reserves, exploration results or production outputs.

Forward looking statements are statements of future expectations that are based on management's current expectations and assumptions and known and unknown risks and uncertainties that could cause the actual results, performance or events to differ materially from those expressed or implied in these statements. These risks include, but are not limited to, risks related to the Merger Transaction, including the risk that conditions are not satisfied, the risk of litigation, uncertainties as to the timing, risks of disruption to current plans or operations, risks to ability to hire key personnel, competitive responses to the Merger Transaction, potential adverse reactions to relationship with customers, MergeCo's ability to achieve synergies, as well as delays, challenges and expenses associated with integrating MergeCo's existing businesses. Such risks also include price fluctuations, actual demand, currency fluctuations, drilling and production results, resource and reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Sayona undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not an offer

This Presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian, U.S. or any other law. This Presentation is not and should not be considered an offer or an invitation, or a solicitation of an offer, to subscribe for or acquire securities or any other financial products.

The distribution of this Presentation in jurisdictions outside of Australia may be restricted by law and any such restriction should be observed. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Presentation has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction where it would be illegal. The distribution of this Presentation in the United States and elsewhere outside Australia may be restricted by law. Persons who come into possession of this Presentation should observe any such restrictions as any non-compliance could contravene applicable securities laws.

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3 Important Information and Disclaimer Not financial product advice This Presentation has been prepared without taking into account the specific objectives, financial situation or needs of individual investors. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including finan cia l, legal and taxation advice appropriate to their jurisdiction and circumstances. Sayona is not licensed to provide financial pr odu ct advice in respect of its securities. Cooling off rights do not apply to the acquisition of New Shares. Mineral Resources and Ore Reserves - Sayona The information in this presentation that relates to the mineral resource and ore reserves estimates of Sayona’s projects (i.e. NAL, Authier and Moblan ) has been extracted from the ASX announcement titled “ Annual Report to Shareholders ” released on 30 August 2024 and which is available at www.asx.com.au. Sayona confirms that it is not aware of any new information or data that materially affects the information included in that market announcement and that all material assumptions and technical parameters underpinning the estimates in that market announcement continue to apply and have not materially changed. Sayona confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from that market announcement. Mineral Resources and Ore Reserves – Piedmont The information in this presentation that relates to the mineral resource and ore reserves estimates of Piedmont’s Carolina Lithium project has been extracted from the ASX announcement titled Piedmont Completes BFS of the Carolina Lithium Project" released on 15 December 2021” and which is available at www.asx.com.au . Production target disclosure - Sayona The information in this presentation that relates to the production targets for Sayona’s projects (i.e. NAL, Moblan and Authier ) has been extracted from the following ASX announcements: • NAL: Sayona announcement "Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV" released on 14 April 2023 • Moblan : Sayona announcement " Moblan Lithium Project Definitive Feasibility Study" released on 20 February 2024 • Authier : Sayona announcement "Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV" released on 14 April 2023 Sayona confirms that all the material assumptions underpinning the production targets in each of those market announcements continue to apply and have not materially changed. Each of those announcements is available from www.asx.com.au . Production target disclosure - Piedmont The information in this presentation that relates to the production target for Piedmont’s Carolina Lithium project has been extracted from the following ASX announcements Carolina Lithium: Piedmont announcement “ Piedmont Completes BFS of the Carolina Lithium Project" released on 15 December 2021 and which is available at www.asx.com.au . JORC Code It is a requirement of the ASX Listing Rules that the reporting of Ore Reserves and Mineral Resources in Australia comply wit h the Joint Ore Reserves Committee’s Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Investors outside Australia should note that while Ore Reserves and Mineral Resource estimates of the Company in this document comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with ( i ) National Instrument 43 - 101 (Standards and Disclosure for Mineral Projects) of the Canadian Securities Administrators (the “Canadian NI 43 - 101 Standards”); or 1300 of Regulation S - K which governs disclosures of mineral reserves in registration statements filed with the SEC. Information contained in this Presentation describing mineral deposit s may not be comparable to similar information made public by companies subject to the reporting disclosure requirements of Canadian and US securities laws.

Merger with Piedmont Lithium FY24 Highlights Operational Performance Strategy Update FY25 Guidance Agenda 4

5 Merger Transaction Structure Overview of the merger • Newly - formed US subsidiary of Sayona to merge with and into Piedmont, subject to shareholder approvals • Post transaction ownership split: approximately 50% Sayona shareholders / 50% Piedmont shareholders, on a fully - diluted basis, prior to conditional placement • Sayona will be the ultimate parent entity ( i.e “ MergeCo ”) • MergeCo will be domiciled in Australia • Subject to shareholder approval, MergeCo to rebrand under a new name to be announced Benefits of ASX primary listing and a Nasdaq secondary listing • ASX has demonstrated track record of supporting emerging mining companies, already familiar with MergeCo’s assets • Nasdaq listing provides enhanced liquidity and potential to broaden equity research coverage and institutional investor interest Newly Created Delaware Subsidiary MergeCo ASX primary listing Nasdaq secondary listing of ADRs (Renamed from Sayona)

6 Sayona + Piedmont Lithium Investment Highlights Building a leading lithium business with spodumene resources of global scale Largest hard rock lithium producer in North America; merger enables brownfield expansion at NAL Three DFS - stage development projects in favourable locations Leadership team combining deep operating experience and strong corporate governance Significant merger synergies and ongoing cost savings measures Funding raise led by Resource Capital Fund VIII L.P. provides balance sheet strength to weather down - market and advance projects toward development

7 Leading Hard Rock Resource Base Totalling 205Mt Select Hard Rock M+I+I Mineral Resource Base Benchmarking Attributable M+I+I Mineral Resource Estimate (Mt) (1) , M+I+I Mineral Resource Grade (%) (2) and M+I+I Resource Contained LCE (Mt) 1. Peer Mineral Resource Estimates (Measured, Indicated & Inferred) as reported, refer to ASX release dated 19 November 2024 titled “Proposed Merger & Equity Financing Presentation” on pages 35 – 39 for supporting sources of peer comparison resource estimates and for Sayona and Piedmont resource estimates 2. Resource grade calculated based on companies total hard rock attributable portfolio 3. Operating indicates one or more producing assets within the portfolio 4. Assumes completion of Rio Tinto’s acquisition of Arcadium Lithium 5. Excludes Ewoyaa 0.70% 0.80% 0.90% 1.00% 1.10% 1.20% 1.30% 1.40% 1.50% 1.60% - 50 100 150 200 250 Non operating Operating 3 MergeCo (5) Mineral Resource Tonnes (Mt Ore, M+I+I) (4) MergeCo positioned as the pre - eminent “mid - cap” lithium producer (5) Scale Optimisation Growth Mineral Resource Grade (% Li2O, M+I+I) Legend 1.0 Attr . Contained LCE (Mt) 400

Scale → Optimisation → Growth

Combined Scale Enhances Growth Pipeline and Provides Flexibility to Optimise Development

Sayona Project

Piedmont Project

Growth Pipeline (1)(2)

Operating Assets	Brownfield Expansions	Advanced Projects	Early-stage Projects
NAL Upstream	NAL Upstream Expansion	Authier	Killick
+ 190ktpa(4) (171ktpa SC6 equivalent)		Carolina Lithium	NAL Downstream
		Ewoyaa	WA Exploration
		Moblan (3)	
		+ 422ktpa (422ktpa SC6 equivalent excluding Ewoyaa)	

1. Estimated Spodumene Concentrate Production Capacity as reported and shown on an attributable basis. Refer to "Important Information and Disclaimer" section for the source of previously reported production targets for NAL Upstream, Authier, Carolina Lithium, and Moblan, which are underpinned by the Mineral Resource and Ore Reserve Estimates in ASX release dated 19 November 2024 titled "Proposed Merger & Equity Financing Presentation" on pages 35 – 38
2. Projects listed in alphabetical order
3. Moblan equity interest shown to be 60%
4. Production target over life-of-mine of 190ktpa spodumene concentrate. Target annual production for first four years until start of downstream production is 226ktpa. Refer to Sayona ASX announcement released on 14 April 2023

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NAL Cash at 30 September 2024 Record Monthly Production 30,000 2 METRES DRILLING COMPLETE 155,822 DRY METRIC TONNES $104M 19,314 DRY METRIC TONNES Production Corporate NAL MOBLAN Philip Lucas and Laurie Lefcourt 3 appointed as NEDs Lucas Dow appointed as NED and then as MD and CEO 87.9Mt 1 RESOURCE 93.1Mt 1 RESOURCE Audit and Risk Committee formed Nomination and Remuneration Committee formed 9 North American Lithium nearing steady state production after only 17 months FY24 Highlights Revenue $201M Production Dougal Elder appointed as CFO 70,000 2 METRES DRILLING UNDERWAY MOBLAN Notes 1 Released post end of FY24, refer to ASX Announcement on 27 August 2024. 2 Funded by Flow Through Share funding as allowed under the Income Tax Act (Canada). 3 Appointed 16 October 2024 Financial

Operational Performance

NAL Global Recovery and Mill Utilisation to 30 September 2024 NAL Concentrate Production and Unit Operating Costs to 30 September 2024 11 NAL Operational Performance Delivering significant QoQ production increase • Production restart and maiden shipments within 2 years of NAL acquisition • Significant increase in ore mined, combined with higher grades delivered to plant due to increased blasting efficiencies and dilution management • Continued focus on improving process plant utilisation and plant stability • Shipments to customers continuing with improvements in logistics costs identified • Continued focus on safety improvement in FY25 43% 57% 58% 62% 67% 68% 67% 51% 71% 72% 75% 73% 83% 91% 30% 40% 50% 60% 70% 80% 90% 100% Q3FY23 Q4FY23 Q1FY24 Q2FY24 Q3FY24 Q4FY24 Q1FY25 Global recovery (%) Mill utilisation (%) 3,510 29,610 31,486 34,237 40,439 49,660 52,141 1,231 1,397 1,536 1,506 1,335 0 200 400 600 800 1000 1200 1400 1600 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 Q3FY23 Q4FY23 Q1FY24 Q2FY24 Q3FY24 Q4FY24 Q1FY25 Concentrate production (dmt) Unit Operating Costs (A$/dmt sold)

24 12 Contained lithium Up 39% Additional drilling Further 30,000m complete 2 Excellent conversion to reserves expected 82% in M&I category North American Lithium 51% increase in Mineral Resource to 88Mt Notes 1 Refer to ASX Announcement on 27 August 2024 (at 0.60% cut - off grade). 2 Funded through Flow Through Share funding as allowed under the Income Tax Act (Canada). JORC Measured, Indicated and Inferred Resource 87.9 Mt @ 1.13 % Li 2 O ¹

13 Moblan Lithium Project 81% upgrade in Mineral Resource to 93Mt Notes 1 Refer to ASX Announcement on 27 August 2024 (at 0.55% cut - off grade). JORC Measured, Indicated and Inferred Resource 93.1 Mt @ 1.21 % Li 2 O ¹ 70% in M&I category Easily accessible resource High grade, low strip ratio, and high Li 2 O recovery Close to, and well - serviced by, key infrastructure and transport nodes Such as roads, railroads, and power lines - enabling year - round access Excellent access to high growth EV and battery markets across North America

Strategy Update

01 Optimise operations Ramp up production at NAL to sustainably optimise production and maximise returns and cashflow generation 02 Expand resource base Expand known mineral resources through drilling programs at NAL and Moblan and continue value accretive exploration in Québec and Western Australia 03 Develop assets Deliver portfolio potential through the development of upstream assets and pursue value accretive growth options 04 Integrate downstream Evaluate and secure opportunities for downstream integration into higher value lithium carbonate and lithium hydroxide production 05 Explore strategic partnerships To lock in demand, access - end markets, establish a vertically integrated supply chain, and fund the accelerated development of the Company with strict cash flow management 15 Clear pathway to building the next major, global lithium company Our Strategy

An opportune time to invest in Lithium 16 Lithium remains a key cornerstone material for the global energy transition Countercyclical investment, lithium price significantly down from highs with forecast LT pricing upside Highly attractive long - term fundamentals with >10% demand CAGR to 2040 / with supply deficits anticipated by 2030 Low price environment increasing risk to future supply, with announced supply reductions and project delays Increasing importance of project location — strategic benefits from IRA and proximity to key downstream partners Source: Benchmark Mineral Intelligence (BMI) supply and demand forecast as of September 2024

Lithium Hydroxide futures market is in contango reflecting optimistic sentiment 17 Spodumene Prices Have Recovered from Recent Lows; Lithium Hydroxide Futures Remain in Contango 1. Fastmarkets pricing as of November 14, 2024 2. Chicago Mercantile Exchange settlements as of November 14, 2024 CME Lithium Hydroxide CIF Futures (US$/t) (2) MergeCo can hedge future deliveries against the curve to improve price realisations and limit downside exposure 6% Lithium Oxide Spodumene Concentrate Spot Price (US$/t) (1) Spodumene Concentrate prices have recovered from multi - year lows as industry responds to supply curtailments and project delays Resilient demand growth from EVs and ESS driving downstream inventory destocking -10% -5% 0% 5% 10% 15% $680 $720 $760 $800 $840 $880 0% 10% 20% 30% 40% 50% 60% 70% 80% $8,500 $9,500 $10,500 $11,500 $12,500 $13,500 $14,500 $15,500 NOVEMBER 14 SPOT US$865/t NOVEMBER 14 SPOT US$8,500/t

Significant Margin Fluctuation over the Last Cycle but Expect More Consistency in the Long Term

Key Observations

Industry and supply-chains, particularly outside of China, are still being established

Over the past few years, there have been three distinct periods of volatility and margin transfer between the various parts of the value-chain

01 While spodumene prices rebounded strongly over for following 2 years capturing a greater share of the overall margin, investors and the market remained focused on downstream integration

02 Over the last 12 months, volatility and margin compression have been experienced across the board while downstream production outside of China / Asia has proven challenging both from a capex and importantly from a technical perspective (e.g. Albemarle / Tianqi curtailments / issues in Australia)

03 Miners experienced margin transfer to refiners over 2019 -2021 which led to an under-investment in mining and a greater focus on downstream integration

Refining vs Mine Margin[1][2][3]

% of LiOH Price



80%
60%
40%
20%
-
(20%)
(40%)
(60%)
Mine Margin greater than Refinery Margin
Refinery Margin greater than Mine Margin
Aug-20
Aug-21
Aug-22
Aug-23
Aug-24

Notes
1 Mine Margin calculated as (Spodumene Price – Spodumene AISC) / Spodumene Price; Spodumene converted to hydroxide using a conversion factor of 0.14, which assumes an 85% recovery rate for the conversion of spodumene to hydroxide
2 Refinery Margin calculated as (Hydroxide Price – Conversion AISC – Mine Margin – Spodumene AISC) / Hydroxide Price
3 Spodumene and conversion AISC based on Wood Mackenzie's estimated weighted average cost by year

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FY25 Guidance

FY25 Guidance[5]

Spodumene Concentrate Production

190,000-210,000

DRY METRIC TONNES

- SC 5.4% product grade
- 100% NAL production
- FY25 production guidance assumes NAL achieves steady state production levels in FY25

Spodumene Concentrate Sales

200,000-230,000

DRY METRIC TONNES

- SC 5.4% product grade
- 100% NAL sales
- Approximately two thirds (67%) of concentrate sales will be sold by NAL to Piedmont Lithium under the offtake agreement in FY25

Unit Operating Costs (1,4)

A$1,150-A$1,300

PER DRY METRIC TONNE

- SC 5.4% product grade
- 100% NAL unit operating costs
- A$ / dmt sold, FOB Port of Québec
- Unit operating costs reflect achievement of steady state production levels

Capital Expenditure (1,2)

~A$20M

- Group capital expenditure relates predominantly to sustaining capital projects at NAL

Exploration Expenditure (1,3)

~A$30M

- Relates to utilisation of Flow Through Share funding which must be spent on Quebec lithium projects by end of 2024

Notes

1 Guidance assumes average annual foreign exchange rates of AUD:CAD 0.91 and AUD:USD 0.667.

2 Capital expenditure guidance excludes movements in capital creditors which amounted to A$3 million as at 30 June 2024.

3 Exploration expenditure guidance excludes movements in exploration creditors which amounted to A$7 million as at 30 June 2024.

4 Unit operating cost is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in A$ / dmt sold, FOB Port of Québec.

5 Guidance published in ASX release 30 August 2024 is based on assumptions, budgets and estimates existing at the time of assessment which may change over time impacting the accuracy of those estimates. These estimates are developed in the context of an uncertain operating environment including in respect of inflationary macroeconomic conditions, incomplete engineering and uncertainties surrounding the risks associated with mining and project development including construction, commissioning and ramp up which may delay or impact production and have a flow on effect on sales. Actual results may therefore vary significantly depending on these risks and the timing required to address them. The information is provided as an indicative guide to assist sophisticated investors with modelling of the Company. It should not be relied upon as a predictor of future performance.

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Our Strategy in action – next 18 months

Clear pathway and actions to building the next major, global lithium company

01 Optimise operations

Ramp up production at NAL to sustainably optimise production and maximise returns and cashflow generation

02 Expand resource base

Expand known mineral resources through drilling programs at NAL and Moblan and continue value accretive exploration in Québec and Western Australia

03 Develop assets

Deliver portfolio potential through the development of upstream assets and pursue value accretive growth options

04 Integrate downstream

Evaluate and secure opportunities for downstream integration into higher value lithium carbonate and lithium hydroxide production

05 Explore strategic partnerships

To lock in demand, access-end markets, establish a vertically integrated supply chain, and fund the accelerated development of the Company with strict cash flow management

06 Complete merger with Piedmont

Successfully complete merger with Piedmont with secondary listing on Nasdaq

Next 18 Months

01 Optimise operations
- Improve safety and environmental performance
- Mine cost reduction
- Continued mill utilisation and throughput improvement
- Recovery optimisation
- Logistics cost reduction

02 Expand resource base
- Complete planned drilling programs at NAL and Moblan (flow through funding); and
- Execute modest program in Western Australia—focus on Tabba Tabba

03 Develop assets
- Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity and sizing
- Advance Moblan approvals and permitting (~5 year lead time)
- Evaluate NAL expansion options based on materially expanded resource base

04 Integrate downstream
- Selection of suitable downstream technical partner/s
- Evaluate participation opportunities to leverage existing downstream facilities / projects

05 Explore strategic partnerships
- Identify partnership options to drive downstream development; and
- Options to enable development pathways for Moblan greenfield and NAL brownfield expansion

06 Complete merger with Piedmont
- Complete capital raise with RCF upon merger approval
- Target to offer Share Purchase Plan to eligible shareholders
- Complete organisational integration with Piedmont
- Achieve targeted MergeCo synergies
- Progress MergeCo growth pipeline with focus on a potentially highly value accretive NAL brownfield expansion

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Connect with us. Sayona Mining Limited ACN 091 951 978 ASX:SYAOTCQB:SYAXF Level 28, 10 Eagle Street Brisbane, Queensland, 4000 Australia info@sayonamining.com.au sayonamining.com.au +61 (7) 3369 7058 @SayonaMining